July 17, 2006

Via facsimile to ((402) 346-1148) and U.S. Mail

Joseph O. Kavan, Esq.
Kutak Rock LLP
The Omaha Building
1650 Farnam Street
Omaha, NE  68102

Re:	First Montauk Financial Corp.
      Schedule 13D/A filed July 13, 2006 by Edward Okun and FMFG
          Ownership, Inc.
      File No. 005-18864

Dear Mr. Kavan:
	We have the following comments on the above-referenced filing.
1. Refer to the disclosure in Item 4 with respect to the ability of the filing persons to approve the merger agreement between First Montauk Financial and FMFG Ownership and to our prior comment 3. Based on our telephone conversations today, we understand that the filing persons do not yet have the ability to ensure the vote of the common stock and series B preferred stock, voting together as a class, for the approval of the merger agreement, contrary to the disclosure in clause (iii) in the third paragraph of this item. Please revise.
2. We reissue comment 4. Note that the instruction to Item 5(c) of
Schedule 13D requires the disclosure of, among other items, the price per security for the transactions described in Item 5 and where and when the transactions took place.

      As appropriate, please amend your filing in response to these comments promptly. You may wish to provide us with marked copies of the amended filing to expedite our review. Please direct any questions to me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

					Sincerely,



					Daniel F. Duchovny
					Special Counsel
					Office of Mergers & Acquisitions
Joseph O. Kavan, Esq.
Kutak Rock LLP
July 17, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE